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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 67235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGO Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2255 Glades Road. Suite 200E
(No. and Street)

Boca Raton,	FL	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Gerstein 561-988-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kantor, Geisler & Associates, LLC
(Name – *if individual, state last, first, middle name*)

7705 Davie Road Extension,	Hollywood,	FL	33024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert B. Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGO Capital LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CFO

Title

Notary Public

STEVEN M. KANTOR
MY COMMISSION # DD621097
EXPIRES: December 07, 2010
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition. Statement of Cash Flows
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 1 5c3-3.
x (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
x (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

ROGO CAPITAL LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2008

CONTENTS

Kantor, Geisler & Associates, LLC

Certified Public Accountants
7705 Davie Road Extension
Hollywood, Florida 33024
(954) 432-3100 (305) 620-0616 (954) 436-6898 Fax

INDEPENDENT AUDITORS' REPORT

Board of Directors
ROGO Capital LLC
Boca Raton, FL

We have audited the accompanying statement of financial condition of ROGO Capital LLC as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ROGO Capital LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kantor, Geisler + Associates, LLC

KANTOR, GEISLER AND ASSOCIATES, LLC
Hollywood, Florida

February 17, 2009

ROGO CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets

Current assets				
Cash	$	24,530		
Advances/Receivables		49,609		
Total current assets			$	74,139
Other Assets				
Clearing deposit		15,000		
Deposits and retainers		9,661		
Prepaid expenses		5,008		
Total other assets				29,669
			$	103,808

Liabilities and Member's Equity

Current liabilities				
Accounts payable	$	583		
Due to clearing account		1,190		
Total current liabilities			$	1,773
Member's Equity				
Member's interest		775,000		
Accumulated deficit, prior		(135,402)		
Net loss		(537,563)		
				102,035
			$	103,808

Read auditors' report and notes to financial statements.

ROGO CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue		
Investment banking revenues	$ 340,000	
Commission income	120,448	
12B-1 Fees	13,252	
Other revenues	298	
Interest and dividend income	1,326	
Total revenue		$ 475,324
Expenses		
Payroll and related expense	723,313	
Commission expense	100,717	
Office expense	64,744	
Professional fees	31,936	
Data services	25,000	
Travel & entertainment	18,237	
Clearing expenses	13,829	
Insurance	12,841	
Licenses and registration	12,775	
Education and seminars	4,823	
Membership fees	2,909	
Recruiting and subscriptions	1,540	
Bank service charges	223	
Total expenses		1,012,887
Net loss		$ (537,563)

Read auditors' report and notes to financial statements.

ROGO CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Member's equity - beginning of the year	$ 239,598
Member's contributions during the year	400,000
Net loss for the year ended December 31, 2008	(537,563)
Distributions	-
Member's equity - ending of the year	$ 102,035

Read auditors' report and notes to financial statements.

ROGO CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (537,563)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in advances receivable	(13,911)
Increase in deposits and retainers	(7,101)
Decrease in prepaid expenses	6,433
Decrease in accounts payable	(22,800)
Decrease in other liabilities	(1,011)
Total adjustments	(38,390)
Net cash used in operating activities	(575,953)
Cash flows from financing activities:	
Contributions from member	400,000
Net cash provided by financing activities	400,000
Net decrease in cash and cash equivalents	(175,953)
Cash and cash equivalents, beginning of year	200,483
Cash and cash equivalents, end of year	$ 24,530
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest expense	$ -

Read auditors' report and notes to financial statements.

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

ROGO Capital LLC, (the Company) a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. ("NASD") since May 12, 2006, is an investment banking firm that provides a full range of financing solutions to issuers, principally in the financial services, consumer products, healthcare, high technology and real estate sectors of the economy. It assists clients through underwritings; distribution of private placement securities to institutions and high net worth investors; and investment banking advisory services (such as mergers, acquisitions, divestitures, recapitalizations, value creation strategies and restructurings). The Company was formed in 2005 as a Florida Limited Liability Company and is a wholly owned subsidiary of ROGO Group LLC, a diversified financial service holding company.

On May 21, 2007, The Company received approval from FINRA to expand its membership agreement to include a general securities business with all transactions being cleared on a fully disclosed basis through Sterne, Agree and Leach, Inc. The expansion was pursued to enhance the recruiting process by being able to accommodate the existing businesses of new sales people.

Basis of Accounting
The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred whether or not cash is received or paid out at that time.

Income Taxes
As a limited liability company, the Company does not incur income taxes; instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
The Company considers all cash and cash equivalents highly liquid investments with an original maturity of three months or less to be cash equivalents. These also include readily marketable securities.

Compensated Absences
Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - continued

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, advances receivable, accounts payable and other liabilities approximate fair value due to short-term maturities of these instruments.

NOTE 2 CREDIT RISK AND OTHER CONCENTRATIONS

At various times during the year, the Company had deposits in financial institutions in excess of the federally insured limits; however the Company maintains its cash with high quality financial institutions, which management believes limits these risks.

NOTE 3 ADVANCES/RECEIVABLES

At December 31, 2008, advances receivable consisted of the following:

Reimbursements of reasonable out-of-pocket expenses from open engagements from clients	$ 5,884
Commission receivable from other brokers dealers	3,725
Employee draws against future earnings	40,000
	$49,609

The Company expects to be repaid during 2009.

NOTE 4 CLEARING DEPOSIT

The Company's clearing agreement with Sterne, Agee & Leach Inc. required the firm to establish a clearing deposit account with an initial deposit of $15,000. The balance in the clearing deposit account at December 31, 2008 was $15,000.

NOTE 5 DEPOSITS/RETAINERS

At December 31, 2008, deposits/retainers consisted of the following:

Retainer – Compliance consultant	$ 1,000
Retainer – Accounting audit	2,000
Retainer – Legal	1,661
Deposit – Security for office lease	5,000
	$ 9,661

NOTE 6 PREPAID EXPENSES

At December 31, 2008, prepaid expenses consisted of the following:

FINRA registration fees	$ 2,530
CRD deposit for future state and agent registrations	380
Membership fees	725
Liability insurance	970
Fidelity Bond	403
	$ 5,008

NOTE 7 LIABILITIES

On December 31, 2008, liabilities consisted of general operating expenses in the amount of $583 and $1,190 due to the clearing firm to cover the minimum clearing expenses as specified in the clearing agreement.

NOTE 8 REVENUE

As part of a typical engagement; the Company requires a non-refundable advisor retainer fee of $25,000 that may or may not be credited against a placement agent fee. The placement agent fee is paid at closing in cash equal to ten percent (10%) of the aggregate purchase price paid to the Company for securities purchased by each investor. In addition, a warrant granting the Company the right, for a period of five (5) years from the date of the closing, to purchase for nominal value a total of ten percent (10%) of the shares of the Company's common stock issued or reserved for issuance, in connection with that Offering.

For the general securities business, commission is received from the sales of annuities and investment company shares, as well as trailing 12B-1 fees paid on a monthly or quarterly basis determined by the investment company paying the fees.

NOTE 9 COMPENSATION

Employees of the Company receive a monthly draw paid in accordance with the Company's normal payroll practices. Such draws shall be recoverable by the Company against all payouts and/or overrides earned by the employees. In addition, the employees are entitled to participate in the Company's warrant pool. Participation in the pool shall be commensurate with the employee's direct and indirect capital raising endeavors for transactions contained in the pool.

Independent Contractors receive a payout on all gross commissions as defined by the Company, less ticket charges, clearing fees, execution charges, etc., on all products sold through the Company's clearing firm or the Company's approved selling agreements. In addition, the independent contractors are entitled to participate in the Company's warrant pool. Participation in the pool shall be commensurate with the individual's direct and indirect capital raising endeavors for transactions contained in the pool.

NOTE 9 COMPENSATION - continued

The Company's Chairman and Chief Executive Officer and the Company's President and Chief Financial Officer are employed under employment contract agreements with the parent company, ROGO Group LLC. Under those agreements, they provide services to the broker dealer and are entitled to receive a base salary and benefits paid in accordance with the Company's normal payroll practices. In addition, because of their registered nature, both officers are entitled to receive brokerage commissions and investment banking fees on all business introduced to the Company, inclusive of underwriter's warrants, placement agent warrants and/or other securities, in accordance with the commission and fee schedules in effect for brokers and investment bankers employed by the Company.

Payroll and benefits are provided through a third party employee leasing service. By utilizing this leasing service, the Company is able to offer employee benefits including health, dental, and vision insurance and a 401(k) retirement plan to its employees.

NOTE 10 LEASES

In September 2006, the Company entered into a lease agreement for an executive suite located in Boca Raton, Florida. The lease commenced in October 2006 and ended August 2007. Monthly payments were $1,350.

On May 2, 2007, the firm extended the original lease agreement at a rate of $2,139 plus sales tax at 6.5% until March 31, 2008. On March 12, 2008, the firm took additional space and further extended the original lease agreement at a rate of $5,000 plus sales tax at 6.5% until March 31, 2010.

At December 31, 2008, future minimum annual lease payments under the above operating rental agreement were as follows:

2009	$ 63,900
2010	15,975
2011	0
2012	0
Thereafter	0
Total	$ 79,875

Rental expense for the year ended December 31, 2008 was $54,967.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital pursuant to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. The minimum net capital required for the Company is $5,000; however, income can not be distributed to its members until the capital is at least 120% of the minimum net capital, or $6,000 at the end of the calendar year.

At December 31, 2008, the Company had excess net capital of $36,182.

NOTE 12 EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 13 CONTINGENCIES

The Company is involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a wide variety of sources, including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. While the ultimate outcome of these matters is not presently determinable, it is the opinion of management that the resolution of any outstanding claims and disputes will not have a material adverse effect on the financial position or results of operations of the Company as of December 31, 2008 and for the year then ended.

SUPPLEMENTARY INFORMATION

ROGO CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Total Member's Equity	$	102,035
Less nonallowable assets and haircuts		(60,853)
Net Capital (agrees to Company's December 31, 2008 FOCUS Report - Part IIA)		41,182
Net Capital Required		5,000
Excess Net Capital	$	36,182

Read report on supplementary information.

ROGO CAPITAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) and Section K(2)(ii) of the Rule.

ROGO CAPITAL LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(i) and Section K(2)(ii) of the Rule.

ROGO CAPITAL LLC
RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2008

The net capital computed on Page 14 and the Company's computation of net capital on its December 31, 2008 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(i) and Section K (2)(ii) of the Rule.

ROGO CAPITAL LLC
RECONCILIATION, BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
FOR THE YEAR ENDED DECEMBER 31, 2008

Not Applicable

ROGO CAPITAL LLC
MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
FOR THE YEAR ENDED DECEMBER 31, 2008

None

Kantor, Geisler & Associates, LLC

Certified Public Accountants
7705 Davie Road Extension
Hollywood, Florida 33024
(954) 432-3100 (305) 620-0616 (954) 436-6898 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Robert Gerstein
ROGO Capital LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements of ROGO Capital LLC (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities, may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kantor, Geisler & Associates, LLC

KANTOR, GEISLER & ASSOCIATES, LLC
Hollywood, Florida

February 17, 2009

ROGO CAPITAL LLC

FINANCIAL STATEMENTS

YEAR ENDED

DECEMBER 31, 2008